Exhibit 3.1(ii)

ARTICLE V

Indemnification and Advancement

Section 5.01 Indemnification of Directors, Officers and Employees.

(a) For the purposes of this Article V, “agent” means any person who is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another foreign or domestic Corporation, partnership, joint venture, trust or other enterprise, or was a director or officer of a foreign or domestic Corporation which was a predecessor Corporation of the Corporation or of another enterprise at the request of such predecessor Corporation; “proceeding” means any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative; and “expenses” includes without limitation attorneys’ fees and any expenses of establishing a right to indemnification or advancement under this Article V.

(b) Except as otherwise provided in this Article V, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the Corporation to procure a judgment in its favor) by reason of the fact that the person is or was an agent of the Corporation, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with the proceeding if that person acted in good faith and in a manner the person reasonably believed to be in the best interests of the Corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of the person was unlawful. The termination of any proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in the best interests of the Corporation or that the person had reasonable cause to believe that the person’s conduct was unlawful.

(c) Except as otherwise provided in this Article V, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that the person is or was an agent of the Corporation, against expenses actually and reasonably incurred by that person in connection with the defense or settlement of the action if the person acted in good faith, in a manner the person believed to be in the best interests of the Corporation and its shareholders.

No indemnification shall be made under this subsection (c) for any of the following:

(1)	In respect of any claim, issue or matter as to which the person shall have been adjudged to be liable to the Corporation in the performance of that person’s duty to the Corporation and its shareholders, unless and only to the extent that the court in which the proceeding is or was pending shall determine upon application, that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for expenses and then only to the extent that the court shall determine.

(2)	Of amounts paid in settling or otherwise disposing of a pending action without court approval.

(3)	Of expenses incurred in defending a pending action which is settled or otherwise disposed of without court approval.

(d) To the extent that an agent of the Corporation has been successful on the merits in defense of any proceeding referred to in Article V or in defense of any claim, issue, or matter therein, the agent shall be indemnified against expenses actually and reasonably incurred by the agent in connection therewith.

(e) Expenses incurred in defending any proceeding shall be advanced by the Corporation prior to the final disposition of the proceeding upon receipt of an undertaking by or on behalf of the agent to repay that amount if it shall be determined ultimately that the agent is not entitled to be indemnified as authorized in this Section.

(f) The rights to indemnity under this Article V shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of the person. Nothing contained in this Article V shall affect any right to indemnification to which persons other than the directors and officers may be entitled by contract or otherwise.

(g) No indemnification or advance shall be made under this Article V, except as provided in Article V, in any circumstance where it appears:

(1)	That it would be inconsistent with a provision of the Articles of Incorporation, these Bylaws, a resolution of the shareholders, or an agreement in effect at the time of the accrual of the alleged cause of action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification.

(2)	That it would be inconsistent with any condition expressly imposed by a court in approving a settlement.

Section 5.02 Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any person who is or was a director, officer, employee, agent or fiduciary of the Corporation or who is or was serving at the request of the Corporation as a director, officer, employee, agent or fiduciary of another Corporation or of a partnership, joint venture, trust or other enterprise against any expenses incurred in a proceeding, whether or not the Corporation would have the power to indemnify such person against such expenses under the California General Corporation Law.